ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

January 15, 2010

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Ladies and Gentlemen:

On behalf of Allianz Funds Multi-Strategy Trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 10 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for Class A, B, C and R shares of nineteen series of the Trust, which include new series as described below.

2.	Prospectus for Institutional Class, Class P, Administrative Class and Class D shares of twenty-three series of the Trust, which include new series as described below.

3.	The Statement of Additional Information of the Trust.

This post-effective amendment is being filed pursuant to the annual update of the registration statement of all existing series of the Trust and to register certain share classes of new series of the Trust: Class A, Class C, Class R, Institutional Class, Class P, Administrative Class and Class D shares of Allianz NACM Convertible Fund, Allianz NACM High Yield Bond Fund and Allianz NACM International Growth Opportunities Fund; Institutional and Administrative Class shares of Allianz NACM Emerging Growth Fund; and, Institutional Class shares of Allianz NACM Small to Mid Cap Growth Fund, Allianz NACM Micro Cap Fund and Allianz Ultra Micro Cap Fund. The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment in order to include updated financial information.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7162) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ Chris Perriello
Chris Perriello, Esq.

January 15, 2010

cc:	E. Blake Moore, Jr.
William Healey, Esq.
Brian Shlissel
Thomas J. Fuccillo, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Emma C. Eriksson, Esq.